SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

 Alto Palermo S.A. (APSA)
(Exact name of Registrant as specified in its charter)

Alto Palermo S.A. (APSA)
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

ALTO PALERMO S.A. (APSA)
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Series 1 Fixed Rate Notes in a principal amount of USD 50,000,000, due 2014, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

ALTO PALERMO S.A. (APSA) Fixed Rate Series I Notes in a principal amount of USD 50,000,000, due 2014.

Alto Palermo S.A. (APSA) informs that on July 19, 2012, will start the payment of the twentieth installment of interest related to the Notes issued on July 19, 2002.

Payment Agent:	Caja de Valores S.A. (25 de mayo St. 362, Ciudad Autónoma de Buenos Aires, Argentina.)
Date of effective payment:	July 19, 2012.
Payment Hours:	From 10:00 am to 3:00 pm. (Buenos Aires time).
Number of service to be paid:	Twentieth installment of capital.
Period comprised by the payment:	January 16, 2012 / July 19, 2012.
Concept of payment:	Interests (100%).
Payment Currency:	The payment will be made in Pesos.
Principal Outstanding:	USD 31,746,502
Annual Nominal Interest:	10.00%
Interest being paid:	5.068493150685%
Amount being paid:	USD 1,609,069.28
Applicable Exchange Rate	The applicable exchange selling rate that will be published by Banco de la Nación Argentina on July 18, 2012.

The interests and principal will be paid to the noteholders registered at least three business days before the day of effective payment, in the registry held by the Register Agent

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Alto Palermo S.A. (APSA)

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: July 19, 2012